EXHIBIT 99.2

Identification of Relevant Subsidiaries

Two entities, namely, (i) SBCVC Fund II, L.P. and (ii) SBCVC Fund III, L.P. hold in aggregate 34,557,344 Class A ordinary shares issued by GDS Holdings Limited (the “Issuer”) in the form of 4,319,668 American Depositary Shares (“ADSs”), each representing eight Class A ordinary shares.

The Issuer’s Class A ordinary shares in the form of ADSs held by these two entities are ultimately beneficially owned by SBCVC Holdings Limited, Lin Ye Song, Star Pioneer Investment Holdings Limited and SBCVC Limited. SBCVC Holdings Limited has caused a statement on Schedule 13G to be filed as a result of the Issuer’s Class A ordinary shares in the form of ADSs held by two of its subsidiary entities, as follows:

SBCVC Fund II, L.P. holds 3,413,080, or 0.3%, of the Issuer’s Class A ordinary shares in the form of 426,635 ADSs.

SBCVC Fund III, L.P. holds 31,144,264, or 2.7%, of the Issuer’s Class A ordinary shares in the form of 3,893,033 ADSs.